                            STOCK PURCHASE AGREEMENT

      Stock Purchase Agreement (this "Agreement"), dated as of June 10, 1998, between PPC Acquisition Corp. ("Purchaser") and Ghanshyam Patel and Anila Patel (together called "Shareholder").

      WHEREAS, Shareholder owns (beneficially) 10,554 shares of common stock, par value $.10 per share ("Common Stock") of Plenum Publishing Corp. (the "Company")(including shares as to which Shareholder has voting power pursuant to the terms of the Company Qualified Profit Sharing Plan) all as set forth on Schedule A hereto (the "Shares").

      WHEREAS, concurrently herewith, Kluwer Boston Inc. ("Parent") and Purchaser, a wholly owned subsidiary of Parent are entering into an agreement and plan of merger with the Company, dated as of June 10, 1998 (the "Merger Agreement"), pursuant to which Purchaser has agreed to make a cash tender offer (the "Offer") for, among other things, all outstanding shares of Common Stock of the Company at $73.50 per share (or any higher price paid in the Offer, the "Offer Price"), net to the seller in cash, to be followed by a merger of Purchaser with and into the Company (the "Merger"); and

      WHEREAS, as a condition to the willingness of Purchaser and Parent to enter into the Merger Agreement, Purchaser, whose performance hereunder is guaranteed by Parent, has required that Shareholder agree, and in order to induce Purchaser and Parent to enter into the Merger Agreement, Shareholder has agreed, among other things, (i) to sell the Shares; (ii) to tender the Shares into the Offer; (iii) to appoint Purchaser as Shareholder's proxy to vote the Shares under certain circumstances, and (iv) with respect to certain questions put to stockholders of the Company for a vote, to vote the Shares, in each case, in accordance with the terms and conditions of this Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Purchase and Sale of Shares.

      1.1 Tender of Shares; Purchase of Shares.

            (a) Shareholder agrees to tender and sell to Purchaser all of the Shares pursuant to the terms of the Offer. Shareholder agrees that Shareholder shall deliver to the depository for the Offer for receipt prior to the Expiration Date (as defined in the Offer) of the Offer, either a letter of transmittal together with the certificates for the Shares, if available, or a "Notice of Guaranteed Delivery", if the Shares are not available. Unless an election is made by Purchaser under Section 1.1(b), Shareholder agrees not to withdraw any Shares tendered into the Offer. Upon such tender Shareholder will be relieved of any obligation under Sec. 1.1(b) hereof.

            (b) Upon the election of Purchaser on the terms and subject to the conditions set forth in this Agreement, on (and assuming the occurrence of) the Closing Date (as defined herein), Purchaser will purchase from the Shareholder, and the Shareholder will sell and transfer to the Purchaser, all of the Shares, free and clear of all mortgages, pledges, security interest, encumbrances, liens, options, debts, charges, claims and restrictions of any kind, at a purchase price per share equal to the Offer Price.

      1.2 Conditions to the Closing.

            Subject to the provisions of the first sentence of Section 1.3 hereof, the obligations of the parties to consummate the transactions contemplated by Section 1.1(b) hereof are subject to the following conditions:
(a) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the delivery of the Shares and the consummation of the Offer shall have expired or been terminated; and (b) there shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the delivery of the Shares. Purchaser and Shareholder shall each promptly after the date hereof make such filings and provide such information as may be required under the HSR Act with respect to the sale of the Shares.

      1.3 Closing.

            Subject to the conditions contained in this Agreement and subject to Sections 1.4 through 1.8, the closing of the transactions contemplated by
Section 1.1(b) hereof (the "Closing") shall occur at a site designated by Purchaser simultaneously with the acceptance by Purchaser of the shares of Common Stock validly tendered and not withdrawn pursuant to the terms of the Offer in accordance with the terms and conditions of the Offer and the Merger Agreement (the "Closing Date"). At the Closing and subject to the conditions contained in this Agreement, Purchaser hereby directs Shareholder to deliver to Purchaser a certificate or certificates evidencing the Shares, each such certificate being duly endorsed in blank and accompanied by such stock powers and such other documents as may be necessary in Purchaser's judgment to transfer record ownership of the Shares into Purchaser's name on the stock transfer books of the Company, and Purchaser will purchase the Shares at a purchase price equal to the Offer Price. All payments made by Purchaser to Shareholder pursuant to this Section 1.3 shall be made by wire transfer of immediately available funds to an account designated by Shareholder, or by certified bank check payable to Shareholder, in an amount equal to the sum of the product of (i) the Offer Price and (ii) the total number of Shares delivered at the Closing.

      1.4 Stock Option.

            Effective upon expiration or termination of the Offer for the reasons set forth in Section 1.5 below, Purchaser shall have an irrevocable option (the "Stock Option") exercisable on the terms and conditions set forth in
Section 1.5 below to purchase the Shares, at a purchase price equal to the Offer Price.

      1.5 Termination or Expiration of Offer and Exercise of Stock Option.

            (a)(i) If the Offer is terminated by Purchaser for the reasons set forth in paragraph (d) of Annex I to the Merger Agreement or (ii) in the case of the expiration of the Offer, if the Offer expires without the purchase of Shares thereunder and either without satisfaction of the Minimum Condition (as defined in the Merger Agreement) or after the occurrence of circumstances giving rise to a right of termination by Purchaser for the reasons set forth in paragraph (d) of Annex I to the Merger Agreement, in each case without any violation of the Offer or the Merger Agreement by Purchaser or Parent, then the Stock Option may be exercised by Purchaser, in whole and for all of Shareholder's Shares but not in part or for less than all of Shareholder's Shares. Notice of exercise may be given at any time during the period (the "Exercise Period") commencing on the date on which the Offer is terminated or expires (under the circumstances provided in this Section 1.5) and ending on March 31, 1999, whichever is later. In addition, Purchaser may also exercise the Stock Option if the Merger Agreement shall terminate by reason of the Company's exercise of its termination rights pursuant to Section 8.1(c)(ii) of the Merger Agreement, whereupon the Exercise Period shall commence on the date such termination rights are exercised and end on March 31, 1999, whichever is later.

            (b) In the event Purchaser wishes to exercise the Stock Option, Purchaser shall send a written notice (an "Exercise Notice") during the Exercise Period to the Shareholder specifying that Purchaser shall purchase the Shares held by Shareholder and a date, which shall be a business day, and a place, which shall be in the city of New York, for the closing of such purchase (the "Stock Option Closing").

            (c) Upon receipt of the Exercise Notice, Shareholder shall be obligated to deliver to Purchaser a certificate or certificates representing the Shares held by Shareholder (or to direct the depositary for the Offer to so deliver such certificates or certificates), in accordance with the terms of this Agreement, on the later of the date specified in such Exercise Notice or the first business day on which the conditions specified in Section 1.6 shall be satisfied. The date specified in such Exercise Notice may be as early as one business day after the date of such Exercise Notice but shall not be later than five (5) business days after the later of (i) the date of such Exercise Notice, or (ii) the date all conditions under Section 1.6 are satisfied.

      1.6 Conditions to Delivery of the Shares.

            The obligation of the Shareholder to deliver, and of the Purchaser to pay for, the Shares upon exercise of the Stock Option is subject to the following conditions:

            (a) All waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the exercise of the Stock Option and the delivery of the Shares shall have expired or been terminated; and

            (b) There shall be no permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the Stock Option or the delivery of the Shares in respect of such exercise.

      1.7 Stock Option Closing.

            At the Stock Option Closing, the Shareholder will deliver to Purchaser a certificate or certificates evidencing the Shares owned by Shareholder, each such certificate being duly endorsed in blank and accompanied by such stock powers and such other documents as may be necessary in Purchaser's judgment to transfer record ownership of the Shares into Purchaser's name on the stock transfer books of the Company, and Purchaser will purchase the delivered Shares at the Offer Price. All payments made by Purchaser to Shareholder pursuant to this Section 1.7 shall be made by wire transfer of immediately available funds or by certified bank check payable to Shareholder, in an amount equal to the product of (a) the Offer Price and (b) the Shares delivered by Shareholder in respect of the Stock Option Closing.

      1.8 Adjustments Upon Changes in Capitalization.

            In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, subdivision, merger, recapitalization, combination, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration of payment of an extraordinary dividend of cash or securities) which would have the effect of diluting or otherwise adversely affecting Purchaser's rights and privileges under this Agreement, the number and kind of the shares and the consideration payable in respect to the Shares shall be appropriately and equitably adjusted to restore to Purchaser its rights and privileges under this Agreement. Without limiting the scope of the foregoing, in any such event, at the option of Purchaser, the Stock Option shall represent the right to purchase, in addition to the number and kind of Shares which Purchaser would be entitled to purchase pursuant to the immediately preceding sentence, whatever securities, cash or other property the Shares subject to the Stock Option shall have been converted into or otherwise exchanged for, together with any securities, cash or other property which shall have been distributed with respect to such Shares.

2. Representations and Warranties of Shareholder.

      Shareholder hereby represents and warrants to Purchaser as follows:

      2.1 Title.

            Shareholder is the owner (both beneficially and of record, or beneficially as respects the interest of Shareholder in shares held in the Profit Sharing Plan) of the Shares set forth on Schedule A. Except for the Shares and except for the interest of Shareholder in shares held for his account in the Profit Sharing Plan, Shareholder is not the record or beneficial owner of, and does not have any other rights of any nature to acquire any additional shares of, any shares of capital stock of the Company. Shareholder will deliver, in accordance with the terms of this Agreement, all of the Shares, free and clear of all security interests, liens, claims, pledges, options, restrictions, rights of first refusal, agreements, limitations on Shareholder's voting rights, charges and other encumbrances of any nature whatsoever, and, except as provided in this Agreement, Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of the Shares. The Shareholder has sole power of disposition with respect to all of the Shares and sole voting power with respect to the matters set forth in Section 6 hereof with respect to the Shares.

      2.2 Authority Relative to This Agreement.

            Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Shareholder enforceable against Shareholder in accordance with its terms.

      2.3 No Conflict.

            The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder will not, (a) except for any filings required under the HSR Act and for requirements of federal and state securities laws, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or (b) conflict with, violate or result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would become a default under) any agreement, judgment, injunction, order, law, rule, regulation, decree or arrangement to which Shareholder is a party or is bound.

      2.4 Brokers.

            Except for Salomon Smith Barney, whose fees will be paid by the Company and a true and correct copy of whose engagement letter has been provided by the Company, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Shareholder.

3. Representations and Warranties of Purchaser and Parent.

      3.1 Authority Relative to This Agreement.

            Purchaser and Parent have all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser and Parent. This Agreement has been duly and validly executed and delivered by Purchaser and Parent as Guarantor, assuming the due authorization, execution and delivery by Shareholder, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

      3.2 No Conflict.

            The execution and delivery of this Agreement by Purchaser does not, and the performance of this Agreement by Purchaser and Parent will not, (a) except for any filings required under the HSR Act and for requirements of federal and state securities laws, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, (b) conflict with or violate the certificate of incorporation or bylaws of Purchaser or Parent, (c) conflict with, violate or result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would become a default under) any agreement, judgment, injunction, order, law, rule, regulation, decree or arrangement applicable to Purchaser or Parent or by which any property or asset of Purchaser or Parent is bound or affected, other than, in the case of clause (c), any such conflicts, violations, breaches or defaults that, individually or in the aggregate, would not materially impair the ability of Purchaser or Parent to perform its obligations hereunder.

      3.3 Brokers.

            Except for Credit Suisse First Boston, whose fees will be paid by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from Shareholder in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

      3.4 Investment Intent.

            Purchaser hereby represents that any securities it purchases pursuant to this Agreement are being purchased for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof.

4. Covenant of Shareholder.

      No Solicitation of Transactions. Shareholder and his affiliates shall not, and Shareholder and his affiliates shall use their best efforts to ensure that Shareholder's representatives and agents (including, but not limited to, investment bankers, attorneys and accountants) and his affiliates' officers, directors, employees, representatives and agents do not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser or any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business or properties of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transaction involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). Shareholder shall immediately cease and cause to be terminated any existing activities, discussions or negotiations by Shareholder or his affiliates or any investment banker, attorney, accountant or other advisor or representative of Shareholder or his affiliates with parties conducted heretofore with respect to any of the foregoing.

5. Additional Covenants of Shareholder.

      5.1 No Disposition. Shareholder hereby covenants and agrees that, except as contemplated by this Agreement and except pursuant to the Offer, Shareholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, or otherwise dispose of, or create or permit to exist any option, restriction, right of first refusal, agreement or limitation on Shareholder's voting rights, with respect to, the Shares now owned or any other shares that may hereafter be acquired by Shareholder.

      5.2 Compliance of Shareholder with this Agreement. Shareholder shall take all actions and forbear from all actions, in each case, necessary in order that
(a) all of Shareholder's representations and warranties hereunder are true and correct and (b) Shareholder fulfills all of its obligations hereunder.

6. Voting Agreement; Proxy of Shareholder.

      6.1 Voting Agreement.

            Shareholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, Shareholder shall, to the extent applicable, (a) vote (or execute a consent in respect of) all of the Shares in favor of the Merger, the Merger Agreement (as amended from time to time) and any of the transactions contemplated by the Merger Agreement;
(b) vote (or execute a consent in respect of) the Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and
(c) vote (or execute a consent in respect of) the Shares against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Offer or the Merger, including, but not limited to:
(i) any extraordinary corporate transaction (other than the Merger), such as a merger, reorganization, recapitalization or liquidation involving the Company or any of its Subsidiaries (as defined in the Merger Agreement) or any proposal made in opposition to or in competition with the Merger; (ii) a sale or transfer of a material amount of assets of the Company or any of its Subsidiaries; (iii) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by Purchaser or Purchaser; (iv) any material change in the present capitalization or dividend policy of the Company; or (v) any other material change in the corporate structure or business of the Company or any of its Subsidiaries.

      6.2 Irrevocable Proxy.

            Shareholder agrees that, in the event Shareholder shall fail to comply with the provisions of Section 6.1 hereof as determined by Purchaser in its sole discretion, such failure shall result, without any further action by Shareholder, in the irrevocable appointment of Purchaser as the attorney and proxy of Shareholder, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to all of the Shares that Shareholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in Section 6.1. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST AND IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 212(e) OF THE DELAWARE GENERAL CORPORATION LAW ("DGCL"). Shareholder hereby revokes, effective upon the execution and delivery of the Merger Agreement by the parties thereto, all other proxies and powers of attorney with respect to the Shares that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except in furtherance of Shareholder's obligations under Section 6.1 hereof) shall be given or written consent executed (and if given or executed, shall not be effective) by Shareholder with respect thereto so long as this Agreement remains in effect.

7. Termination.

      Other than the Stock Option which shall be governed by Section 1.4(a) hereof, this Agreement shall terminate automatically in the event that the Merger Agreement is terminated in accordance with the terms and conditions thereof.

8. Miscellaneous.

      8.1 Expenses.

            All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

      8.2 Further Assurances.

            Shareholder and Purchaser shall execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

      8.3 Specific Performance.

            The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

      8.4 Entire Agreement.

            This Agreement constitutes the entire agreement between Purchaser and Shareholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Purchaser and Shareholder with respect to the subject matter hereof.

      8.5 Assignment.

            This Agreement shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights hereunder except that such assignment shall not relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

      8.6 Parties in Interest.

            This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      8.7 Amendment; Waiver.

            This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

      8.8 Severability.

            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

      8.9 Notices.

            All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

                  If to Purchaser:

                        PPC Acquisition Corp.
                        c/o Kluwer Academic Publishers bv
                        Spuilboulevard 50, 311GR Dordrecht
                        3300 AZ Dordrecht, The Netherlands
                        Attention: Jeffrey K. Smith

                        Fax #: (011)(31)(78) 639-2268
                  with a copy to:

                        Wolters Kluwer U.S. Corporation
                        161 North Clark Street
                        48th Floor
                        Chicago, Illinois 60601-3221
                        Attention: Bruce C. Lenz

                        Fax #:  (312) 425-0233

                  and to:

                        Pryor Cashman Sherman & Flynn LLP
                        410 Park Avenue
                        New York, New York 10022
                        Attention: Arnold J. Schaab, Esq.

                        Fax #:  (212) 326-0806

                  if to Shareholder:

                        Ghanshyam and Anila Patel
                        9 Jeffrey Court
                        Syosset, New York 11791

                        Fax #:  (516) 921-3263

                  with a copy to:

                        BRESSLER, AMERY & ROSS, P.C.
                        17 State Street
                        New York, New York 10004
                        Attention: Bernard Bressler, Esq.

                        Fax #:  (212) 425-9337

      8.10 Governing Law.

            This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in Delaware without regard to any principles of choice of law or conflicts of law of such State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in Delaware. Each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,
(iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of Delaware or a Delaware state court and
(iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

      8.11 Headings.

            The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      8.12 Counterparts.

            This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when as executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

                                    PPC ACQUISITION CORP.


                                    By:  /s/ Jeffrey K. Smith
                                       ----------------------------
                                       Name:  Jeffrey K. Smith
                                       Title: President

                                    Shareholder

                                     /s/ Ghanshyam Patel
                                    -------------------------------
                                    Ghanshyam Patel

                                     /s/ Anila Patel
                                    -------------------------------
                                    Anila Patel

      Kluwer Boston, Inc. in consideration of the undertakings hereunder by Shareholder does hereby guaranty performance of the obligations undertake herein by Purchaser and to the extent that such guarantee shall relate to the payment of moneys, such guaranty shall be a guaranty of performance and not a guaranty of collection.

                                    KLUWER BOSTON, INC.


                                    By: /s/ Jeffrey K. Smith
                                       ----------------------------
                                       Name:  Jeffrey K. Smith:
                                       Title: President

                                   SCHEDULE A

                            GHANSHYAM AND ANILA PATEL

            Shares Owned In Account Designated
            For Ghanshyam Patel In Plenum Publishing
            Profit Sharing Plan                                          5,204

            Shares Owned Jointly By Ghanshyam and
            Anila Patel                                                  5,350
                                                                         -----

                                                                        10,554